Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $2,000,000 Callable Fixed and Floating Rate Notes due 2032 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum relates to $2,000,000 principal amount of notes that were offered on May 16, 2022, as described in the accompanying pricing supplement no. 6,403 dated May 16, 2022.

The projected payment schedule was incorrectly stated in the accompanying pricing supplement no. 6,403 dated May 16, 2022. Please refer to the corrected information below.

The following paragraph reflects corrected information and replaces, in its entirety, the fifth paragraph under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders” beginning on page PS-22 of the accompanying pricing supplement no. 6,403. The amended paragraph below should be read in conjunction with the accompanying pricing supplement no. 6,403 dated May 16, 2022 (except for the paragraph being replaced), the accompanying general terms supplement no. 2,913 dated June 17, 2021, the accompanying prospectus supplement dated March 22, 2021 and the accompanying prospectus dated March 22, 2021:

In addition, we have determined the projected payments for your notes as follows:

Taxable Year	Payment on February 18	Payment on May 18	Payment on August 18	Payment on November 18
2022	N/A	N/A	$20.00	$20.00
2023	$20.00	$20.00	$20.00	$20.00
2024	$20.00	$20.00	$9.34	$9.50
2025	$9.69	$9.76	$9.78	$9.93
2026	$10.04	$10.00	$10.23	$10.32
2027	$10.40	$10.31	$9.28	$9.24
2028	$9.22	$9.12	$9.17	$9.23
2029	$9.12	$8.88	$8.70	$8.52
2030	$8.51	$8.38	$8.37	$8.32
2031	$8.31	$8.18	$8.17	$8.15
2032	$8.10	$1,007.98	N/A	N/A

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You should read the additional disclosure in the accompanying pricing supplement no. 6,403 dated May 16, 2022 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-22 of the accompanying pricing supplement no. 6,403 dated May 16, 2022.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 6,403 Addendum dated May 18, 2022

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●Pricing supplement no. 6,403 dated May 16, 2022

●General terms supplement no. 2,913 dated June 17, 2021

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.